Exhibit 99.114

Date:	February 27, 2025

News Release:	25-01

Ticker Symbols:	TSXV: MOON

BLUE MOON METALS CLOSES NORWEGIAN ACQUISITIONS, AND ANNOUNCES THE APPOINTMENT OF SKOTT MEALER AS PRESIDENT AND COO AND THEODORE VELIGRAKIS AS VP EXPLORATION

TORONTO, Ontario – February 27, 2025 – Blue Moon Metals Inc. (“Blue Moon”) (TSXV: MOON), Nussir ASA (“Nussir”) and Nye Sulitjelma Gruver AS (“NSG”) are pleased to announce the successful completion of their previously announced transactions (the “Acquisitions”). On closing, Blue Moon acquired 93.55% of the issued and outstanding shares of Nussir (with support of 99.7% shareholders being obtained) and 100% of the issued and outstanding shares of NSG (see November 27, 2024 and December 19, 2024 press releases). In connection with the completion of the Acquisitions, the escrow release conditions of the Subscription Receipts (as defined below) have been satisfied, and the Subscription Receipts have been automatically converted into common shares of Blue Moon (the “Blue Moon Shares”).

There are 451,015,886 Blue Moon Shares issued and outstanding at the time of this press release after giving effect to the completion of the Acquisitions and the conversion of the Subscription Receipts. Further information on Blue Moon’s 3 brownfield polymetallic projects will follow over the coming months.

Acquisitions

Pursuant to the Acquisitions, Blue Moon issued 297,761,490 Blue Moon Shares (the “Consideration Shares”) to former holders of common shares of Nussir and NSG in exchange for a 93.55% interest in Nussir and a 100% interest in NSG. The Consideration Shares were deposited into escrow pursuant to the TSXV’s escrow policies and are subject to a statutory hold period of four months and one day from the date of issue. Currently the Consideration Shares are subject to the TSXV Tier 2 escrow release schedule, with 10% being released from escrow commencing on the date of the TSXV bulletin, and thereafter in 15% increments on each of the six, twelve, eighteen, twenty-four, thirty and thirty-six months following the date thereof. However, Blue Moon is currently uplisting from a TSXV Tier 2 issuer to a TSXV Tier 1 issuer. Such process, if approved by the TSXV, would result in the effective escrow period expected to be the shortened Tier 1 escrow release schedule, with four equal tranches of 25% being released from escrow commencing on the date of the TSXV bulletin approving the uplisting, and thereafter on each of the six, twelve and eighteen months following the date thereof. The uplisting remains subject to TSXV approval.

In addition, as required by the TSXV, an aggregate of 10,957,143 Blue Moon Shares issued to Principals (as defined in the TSXV Policies) under the offering of Blue Moon Shares completed on August 30, 2024 will be subject to certain restrictions on transfer for a period of 12 months, with 25% released on the date of the TSXV bulletin, and then 25% and 50%, respectively, on each of six and 12 months thereafter.

As a result of completion of the Acquisitions, the Blue Moon, Nussir and NSG shareholders prior to the Acquisitions now hold 53,254,086, 241,681,493 and 56,079,997 Blue Moon Shares, respectively, representing approximately 10.42%, 47.29% and 10.97%, respectively of the issued and outstanding Blue Moon Shares.

Subscription Receipt Conversion

On December 19, 2024, Blue Moon issued a total of 90,000,279 subscription receipts (the "Subscription Receipts"), as part of its previously announced offering of equity securities. On closing of the Acquisitions, each Subscription Receipt automatically converted to one Blue Moon Share without payment of additional consideration or further action on the part of the Subscription Receipt holders. All Blue Moon Shares issued upon conversion of the Subscription Receipts are subject to a statutory hold period of four months and one day from the date the Subscription Receipts were issued and will become free trading on April 20, 2025.

Date:	February 27, 2025

News Release:	25-01

Ticker Symbols:	TSXV: MOON

Board Changes

Blue Moon is pleased to welcome Karin Thorburn and Francis Johnstone to its board of directors (“Board”), effective immediately. Patrick McGrath has resigned from the Board, and Blue Moon would like to thank Mr. McGrath for his services to the Company. The Board now consists of Maryse Belanger as independent Chair, Haytham Hodaly, Christian Kargl-Simard, Dr. Karin Thorburn and Francis Johnstone. The biographies of Dr. Karin Thorburn and Francis Johnstone are as follows:

Dr. Karin S. Thorburn

Dr. Thorburn is Research Chair Professor of Finance at NHH Norwegian School of Economics and Adjunct Full Professor of Finance at The Wharton School of University of Pennsylvania, USA. Before joining NHH in 2009, she was a faculty member at the Tuck School of Business at Dartmouth College, USA.

Dr. Thorburn’s research focuses on M&A, credit, bankruptcy, IPOs, corporate governance, and corporate social responsibility. She publishes regularly in leading academic journals.

Dr. Thorburn is a Research Associate of the Center for Economic Policy Research (CEPR) in London, a Research Affiliate of the European Corporate Governance Institute (ECGI) in Brussels, and formerly a Council member of the Society for Financial Studies, Director of the Financial Management Association International, and Director of the Executive Committee of the European Finance Association.

She is a Director of the Board of Argentum Asset Management AS, Maritime & Merchant Bank ASA, Nussir ASA, Preferred Global Health AS, Green LNG Services AS, and Horus AS, and previously of SEB Investment Management AB and Nordea Bank Norway ASA. She has served on several government-appointed committees on topics related to banking regulation and the investment strategy of Norway’s US$1.5 trillion Government Pension Fund Global, and regularly participates in legal proceedings as an expert witness or expert judge.

Dr. Thorburn holds a PhD in financial economics from the Stockholm School of Economics.

Francis Johnstone

Mr. Johnstone has been an Investment Advisor to Baker Steel Resources Trust Ltd since its inception and is based in London. Having trained in corporate finance and M&A at Citibank, Francis entered the mining business in 1989 with Cluff Resources plc and became Group Projects and Operations Manager.

Prior to Cluff’s takeover by Ashanti Goldfields in 1996, Mr. Johnstone was a key member of the team who built Freda Rebecca the largest gold mine in Zimbabwe, the Ayanfuri Gold Mine in Ghana and negotiated for and discovered the Geita Gold Mine in Tanzania.

In 2003, he joined Ridge Mining plc as Commercial Director, and was an integral member of the team that undertook a feasibility study, financed and developed the Blue Ridge Platinum Mine in South Africa.

New Officer Hires

To further facilitate the path to becoming a mining company, Blue Moon is pleased to announce the hiring of two additional officers, Skott Mealer, as President and Chief Operating Officer, and Theodore Veligrakis as Vice President Exploration.

Skott Mealer

Mr. Mealer is a seasoned mining professional with over 20 years of experience in project development and construction. He most recently led the advancement of the El Domo Project for Adventus Mining in Ecuador resulting in granting of all required permits for construction and operation of the mine - only the third in Ecuador and first since 2016. Prior to that he worked for Kinross Gold Corporation for 10 years on various projects including successfully leading the La Coipa Restart in Chile and Round Mountain Phase W in Nevada, and also held key roles on other projects in Chile, Brazil and Ecuador including FDN and Mirador.

Date:	February 27, 2025

News Release:	25-01

Ticker Symbols:	TSXV: MOON

He is fluent in Spanish and English and has extensive experience building and leading multidisciplinary, multicultural teams in both engineering and construction with consistent performance in safety, cost reduction and schedule adherence.

Theodore Veligrakis

Mr. Veligrakis is a professional geologist with over 13 years of experience in mineral exploration across world-class Au-Ag epithermal, Au-Pb-Zn-Ag carbonate replacement, Cu-Au porphyry, skarn and VMS deposits across the Western Tethyan Mineral Belt and West Africa. Previously, he was the Exploration Manager of Adriatic Metals (ASX: ADT) in Bosnia & Herzegovina, where he was involved in the discovery of Rupice NW polymetallic deposit, doubling the existing life of mine to 20 years. Before Adriatic Metals, Theo was the Senior Exploration Geologist for Tethyan Resources (TSX-V: TETH) in Serbia and a Generative Exploration Geologist for Eldorado Gold (TSX: ELD / NYSE: EGO) in Greece and Balkans.

Throughout his career, Mr. Veligrakis has demonstrated strong leadership in exploration strategy, team management, and technical excellence. As Exploration Manager at Adriatic Metals, he led a team of 13 geologists, streamlining exploration processes and implementing successful near mine and regional drilling programs. His expertise spans project generation, surface mapping, and geochemical and geophysical data integration. He has also conducted technical due diligence on multi-commodity projects across Europe, Africa, and Central Asia, contributing to strategic investment decisions. Passionate about early- to mid-stage exploration, he is committed to unlocking new mineral discoveries through innovative and systematic exploration approaches.

Corporate Update

The Company has awarded a total of 2,750,000 incentive stock options under the Company’s share compensation plan to these new officers, with an exercise price of C$0.355 per stock option, exercisable for a period of five years from the date of grant and vesting over three years.

Blue Moon is also pleased to announce a US$100,000 investment by Skott Mealer in the Company has closed, for the acquisition of 476,600 Blue Moon Shares at C$0.30 per Blue Moon Share (the “Financing”). No finders fees are payable on the Financing, and the Blue Moon Shares issued pursuant to the Financing will be subject to a statutory 4 month and one day hold period from issuance. The proceeds from the Financing will be used for the same purposes as the net proceeds from the Subscription Receipts financing, as disclosed in the Company’s news release disseminated on December 19, 2024.

Nussir's operating license extension to September 2027, requiring construction activities to commence by then, is in the second and final appeal body. The first upheld the operating license, and Blue Moon expects a final outcome shortly, which will be press released along with further guidance for activities at Nussir in 2025.

New Nussir Technical Report

Blue Moon has filed on SEDAR+ its maiden NI 43-101 technical report on Nussir, titled “Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway”, dated January 24, 2025, and prepared by Adam Wheeler.

Date:	February 27, 2025

News Release:	25-01

Ticker Symbols:	TSXV: MOON

Disclosure by Monial AS

Upon completion of the acquisition by Blue Moon of 93.55% of the shares of Nussir (the “Nussir Acquisition”), on February 26, 2025, Monial AS (“Monial”), a former shareholder of Nussir, was issued 82,922,061 Blue Moon Shares, as a result of which Monial is now the beneficial owner of 18.39% of the issued and outstanding shares of Blue Moon. Prior to such issuance, Monial did not own or control any shares of Blue Moon. The aggregate value of the Blue Moon Shares issued to Monial is C$24,876,618 (or C$0.30 per Blue Moon Share, which is the equivalent of NOK4.25 per share of Nussir, using the exchange rate agreed by Nussir and Blue Moon of NOK1:C$0.1253). Monial acquired the Blue Moon Shares for investment purposes. Depending on market conditions and other factors, Monial may from time to time acquire and/or dispose of securities of Blue Moon or continue to hold its current position.

To obtain a copy of the early warning report to be filed by Monial in connection with this press release, please contact: Halvor Holta at +47 907 21 036. Monial’s address is Dicks vei 12, N-1366 Lysaker, Norway.

Disclosure by Baker Steel Resources Trust Limited

Upon completion of the Nussir Acquisition, on February 26, 2025, Baker Steel Resources Trust Limited (“BSRT”), a former shareholder of Nussir, was issued 55,728,882 Blue Moon Shares, as a result of which BSRT is now the beneficial owner of an aggregate of 57,895,552 Blue Moon Shares, representing an ownership interest of 12.84% of the issued and outstanding shares of Blue Moon. Prior to such issuance, BSRT owned 216,667 Blue Moon Shares and 1,950,003 Subscription Receipts, representing an ownership interest prior to completion of the Acquisitions of 0.34% of the issued and outstanding shares of Blue Moon. Completion of the Acquisitions (and conversion of the Subscription Receipts owned by BSRT into Blue Moon Shares) resulted in an increase by BSRT of 55,728,882 Blue Moon Shares, representing 12.36% of the issued and outstanding Blue Moon Shares. The aggregate value of the Blue Moon Shares held by BSRT is C$17,368,666 (or C$0.30 per Blue Moon Share, which is the equivalent of NOK4.25 per share of Nussir, using the exchange rate agreed by Nussir and Blue Moon of NOK1:C$0.1253). BSRT acquired the Blue Moon Shares for investment purposes. Depending on market conditions and other factors, BSRT may from time to time acquire and/or dispose of securities of Blue Moon or continue to hold its current position.

To obtain a copy of the early warning report to be filed by BSRT in connection with this press release, please contact: Tino Isnardi, +44 20 7389 0009.BSRT’s address id East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Date:	February 27, 2025

News Release:	25-01

Ticker Symbols:	TSXV: MOON

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the uplisting of the Company to Tier 1; the escrow schedule applicable to the Consideration Shares; the future contributions of the new directors and officers; the vesting and exercise of the stock options; the expected use of proceeds of the Financing; the anticipated date for resumption of trading of the Blue Moon Shares; the result of the appeal process for Nussir’s operating license; the statements regarding the advancement of Blue Moon’s three mining projects by the Company; and Blue Moon’s decision regarding construction of its projects and the timing thereof.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: that the expectations regarding the new directors’ and officers’ future contributions to the Company will not be realized; that the stock options will not vest or be exercised; that the proceeds from the Financing may be used differently than expected. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the director and officer appointments, the stock option grant and the Financing and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.